Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                           Commission File No:  333-33896

             On April 4, 2000, NiSource Inc. and Columbia Energy Group announced that they have filed a joint petition with the State Corporation Commission of the Commonwealth of Virginia requesting necessary approvals related to their planned merger. In the joint petition, NiSource and Columbia are asking the Commission to approve the transfer of ownership of Columbia Gas of Virginia under the proposed NiSource/Columbia merger agreement. The following is a transcript of the press release issued on April 4, 2000:


                                PRESS RELEASE
                                APRIL 4, 2000

   NEWS RELEASE
                            Contacts:
                            Media
                            -----
                            NiSource - Sally A. Anderson (219) 647-6203
                            Columbia - R.A. Rankin, Jr. (703) 561-6044
                            Investor Relations
                            ------------------
                            NiSource - Dennis Senchak (219) 647-6085
                            Columbia - Thomas L. Hughes (703) 561-6001

       NISOURCE, COLUMBIA ENERGY GROUP ASK VIRGINIA TO APPROVE MERGER

        MERRILLVILLE, IND. AND HERNDON, VA. (APRIL 4, 2000) -- NiSource Inc. (NYSE: NI) and Columbia Energy Group (NYSE: CG) today announced they have filed a joint petition with the State Corporation Commission of the Commonwealth of Virginia requesting necessary approvals related to their planned merger.

        Columbia Gas of Virginia, Inc., a Columbia subsidiary based in Chesterfield County, provides retail natural gas service to more than 182,000 customers in 52 counties. Areas served by the local distribution company include portions of northern Virginia, Fredericksburg, the Shenandoah Valley, the Lynchburg region, suburban Richmond, and parts of Hampton Roads, Southside Virginia and western Virginia.

        In the joint petition, the Commission is asked to approve the transfer of Columbia Gas of Virginia ownership under the proposed NiSource/Columbia merger agreement announced February 28. The transaction is expected to close by the end of the year. The combined company will become the largest natural gas distributor east of the Rocky Mountains, serving more than 4.1 million customers primarily located in nine states. Its operations will span the high-growth energy corridor stretching from the Gulf of Mexico to New England.






        "The purpose of the merger is to create an enterprise that will better serve our local customers than either company could alone," said Gary L. Neale, NiSource chairman, president and chief executive officer. "It is driven by our shared vision of the future of the energy industry in which successful providers add value for their customers by offering the combined benefits of innovation and economies of scale.

        "The combination will establish a powerful platform for growth, with access to 30 percent of the country's population and 40 percent of the nation's energy consumption in growing markets," Neale explained. "Columbia Gas of Virginia will benefit by sharing the opportunities created by the merger, and will continue to be a regulated utility with a focus on serving customers in Virginia and developing the economy of Virginia."

                                   -more-

        NiSource/Columbia Seek Virginia Regulatory Approval--2

        Oliver G. Richard III, chairman, president and chief executive officer of Columbia Energy Group, said, "We are enthusiastic about the opportunities and value the merger will bring to our shareholders, customers and the communities we serve. Columbia's historical leadership in opening markets to supplier choice under deregulation
   will be continued.   Columbia Gas customers will be able get the same
   friendly, reliable service they have known for years, plus new energy options such as distributed generation that are being pioneered by NiSource."

        The proposed merger will have no impact on Columbia Gas of Virginia's rates, terms and conditions now approved by the Commission, according to the filing.

        The filing also pointed out that following the NiSource/Columbia merger, Columbia Gas of Virginia will:

        *    Maintain its headquarters in Chesterfield.
        * Retain key management personnel along with local decision-making authority.
        * Retain local operations and the employee workforce in accordance with Columbia Gas of Virginia's plans before the merger announcement.
        *    Honor all collective bargaining agreements.
        * Continue to support economic growth within its service territory and throughout the Commonwealth, working closely with state and local economic development agencies to attract or retain businesses and jobs.
        * Continue its long history of community and civic involvement.

        The action follows a similar filing March 30 with the Pennsylvania Public Utility Commission. NiSource and Columbia also will seek merger approval from state regulators in Kentucky and from various federal agencies.

        NiSource Inc. is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in virtually all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.


                                     ###

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate

                                  - more -

        NISOURCE/COLUMBIA SEEK VIRGINIA REGULATORY APPROVAL--3

        precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders are able to receive the final joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource at its web site, www.nisource.com, or from Columbia at its web site, www.columbiaenergygroup.com. Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia Energy Group at the respective addresses listed above.